DAVIS POLK & WARDWELL
Michael J. Willlisch 91 702 2741 michael.willisch@DPW.COM	Marqués de la Ensenada, 2 28004 Madrid 91 702 2680 FAX 91 702 2765	New York Menlo Park Washington, D.C. London Paris Frankfurt Tokyo Beijing Hong Kong

CONFIDENTIAL
November 16, 2007

VIA EDGAR

Re:	Repsol YPF 2006 Form 20-F File No. 001-10220

Mr. Kevin Stertzel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Dear Mr. Stertzel:

I am writing on Repsol YPF, S.A.’s behalf in connection with the Staff’s review of Repsol YPF’s Form 20-F for the year ended December 31, 2006. As I mentioned in our conversation yesterday, Repsol YPF is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated November 6, 2007, and currently expects to respond in writing to the Staff’s comments during the week of December 10, 2007. I understand from our conversation that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-34-91-702-2741) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:    Fernando Ramirez - Repsol YPF